Exhibit 99.1

NOTICE UNDER NATIONAL INSTRUMENT 51-102
CHANGE IN FINANCIAL YEAR END

TO:	BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
TORONTO STOCK EXCHANGE
NEW YORK STOCK EXCHANGE AMEX
UNITED STATES SECURITIES AND EXCHANGE COMMISSION

This Notice is provided pursuant to the requirements of Part 4.8 of National Instrument 51-102 –

Continuous Disclosure Obligations.

1.	Timmins Gold Corp. (the “Reporting Issuer”) has decided to change its year end from March 31 to December 31.

2.	The reason for the change is to make the Reporting Issuer’s reporting periods coincide with other precious metal producing issuers.

3.	The Reporting Issuer’s old financial year end is March 31.

4.	The Reporting Issuer’s new financial year end will be December 31.

5.	The length and ending date of the periods, including the comparative periods, of the interim and annual financial statements to be filed for the transition year and new financial year are:

Transition year	Comparative annual financial statements to transition year	New financial year	Comparative annual financial statements to new financial year	Interim periods for transition year	Comparative interim periods to interim periods in transition year	Interim periods for new financial year	Comparative interim periods to interim periods in new financial year
9 months ended 12/31/2011	12 months ended 03/31/2011	12 months ended 12/31/2012	9 months ended 12/31/2011	3 months ended 06/30/2011	3 months ended 06/30/2010	3 months ended 03/31/2012	3 months ended 03/31/2011
				6 months ended 09/30/2011	6 months ended 09/30/2010	6 months ended 06/30/2012	6 months ended 06/30/2011
						9 months ended 09/30/2012	9 months ended 09/30/2011

6.	The filing deadlines prescribed under Sections 4.2 and 4.4 of the Instrument for the interim and annual financial statements for the Reporting Issuer’s transition year are as follows:

	(a)	Interim – June 30, 2011 September 13, 2011
	(a)	Interim – September 30, 2011 November 14, 2011
	(b)	Annual – December 31, 2011 March 30, 2012

December 15, 2011

Timmins Gold Corp

Per: “Bruce Bragagnolo”
CEO and Director